UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No ___)*


                               Guest Supply, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    401630108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Louis J. Bevilacqua, Esq., Cadwalader, Wickersham & Taft
                       100 Maiden Lane, New York, NY 10038
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 12, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 401630108




1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Summerset Group LLC

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions) (a) |_|  (b) |_|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC

------ -------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              365,500

     NUMBER OF        ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY
        EACH          ------- --------------------------------------------------
     REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                 365,500
        WITH
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                              0

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         365,500

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.9%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO

Item 1. Security and Issuer.

     This statement relates to shares of Common Stock, without par value ("Shares"), of Guest Supply, Inc. ("Guest Supply"), 4301 U.S. Highway One, Monmouth Junction, New Jersey 08852.

Item 2. Identity and Background.

     This statement is being filed by Summerset Group LLC ("Summerset"), a Delaware Limited Liability Company. The principal business of Summerset is to invest in and hold securities. The address of its principal business and its principal office is 1640 Dartmouth Lane, Deerfield, Illinois 60015.

     The Manager of Summerset is Robert Shapiro (the "Manager"), whose business address is 290 Beeline Drive, Bensenville, Illinois 60106. The Manager's present principal occupation is President of Emlin Cosmetics, a manufacturing company, and such employment is conducted at the aforementioned address. The Manager is a citizen of the United States.

     The Voting Members of Summerset are Robert Shapiro and Nathan Shapiro (the "Voting Members"). Nathan Shapiro's business address is 311 South Wacker Drive, Suite 4990, Chicago, Illinois 60606. Nathan Shapiro's present principal occupation is President of SF Investments, Inc., a private investment company, and such employment is conducted at the aforementioned address. Nathan Shapiro is a citizen of the United States.

     During the past five years, Summerset, the Manager or the Voting Members have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     107,000 Shares beneficially owned by Summerset were acquired with general company funds. The remaining 258,500 Shares beneficially owned by Summerset were contributed to Summerset as initial capital contributions by the founding members thereof.

Item 4.  Purpose of Transaction

     Summerset has acquired the Shares for investment purposes. Summerset, Robert Shapiro and Nathan Shapiro do not have any present plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. Summerset may dispose of or acquire additional securities of Guest Supply in privately negotiated transactions, market transactions or otherwise. Summerset intends to exercise its rights as stockholder in accordance with its best interests.

Item 5.  Interest in Securities of the Issuer

     (a) According to Guest Supply's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as of June 30, 1997 Guest Supply had issued and outstanding 6,179,288 Shares. Summerset is the beneficial owner of 365,500 Shares, or 5.9% of the outstanding Shares. Neither Robert Shapiro nor Nathan Shapiro beneficially own any Shares other than through Summerset.

     (b) Summerset has the sole power to vote and to dispose of 365,500 Shares. Robert Shapiro and Nathan Shapiro are the sole Voting Members of Summerset.

     (c) On November 12, 1997, 258,500 Shares were contributed to Summerset by the founding members thereof as initial capital contributions and 59,500 Shares were acquired in open market transactions by Summerset at a price per Share of $13.45. On November 13, November 19, and November 20, Summerset acquired 20,000, 6,000 and 3,500 Shares in open market transactions at a price per Share of $13.53, $14.24 and 14.34, respectively. On November 21, 1997, 10,500 Shares and 7,500 Shares were acquired by Summerset in open market transactions at a price per Share of $14.50 and $14.62, respectively.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to Be Filed as Exhibits

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 1997

SUMMERSET GROUP LLC


By: /s/ Robert Shapiro
    ------------------
    Robert Shapiro
    Manager